UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Oromin Explorations Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

687082

(CUSIP Number of Class of Securities)

David Savarie

Vice President, General Counsel and Corporate Secretary

Teranga Gold Corporation

121 King Street West

Suite 2600

Toronto, Ontario, M5H 3T9

Canada

(416) 607-4475

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY  10005

(212) 530-5026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2013

(Date of Event Which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687082

(1)	Names of Reporting Persons Teranga Gold Corporation

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 99,775,901 (1)

	(8)	Shared Voting Power None

	(9)	Sole Dispositive Power 99,775,901(1)

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 99,775,901 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 72.6% (1)

(14)	Type of Reporting Person CO

(1)           Based on the Schedule 14D-9F filed on July 5, 2013 by the Issuer, as of July 3, 2013, there were 137,368,218 common shares of the Issuer outstanding.  On August 9, 2013 the Reporting Person took up 2,792,989 common shares of the Issuer validly deposited under the Varied Offer, representing approximately 2.03% of the outstanding common shares of the Issuer (on a non-diluted basis).  Together with, the 96,982,912 common shares of the Issuer previously owned by the Reporting Person, this represents a total of 99,775,901 common shares of the Issuer, or approximately 72.6% of the outstanding common shares of the Issuer (on a non-diluted basis).  This amount excludes deficient tenders to the Varied Offer that may yet be rectified and additional shares of the Issuer that may be tendered pursuant to the Notice of Guaranteed Delivery process.

(2)           The Reporting Person previously reported on its Schedule 13D Amendment No. 3 that it owned 97,684,888 common shares of the Issuer, however, 701,976 of those shares represented deficient tenders. The common shares of the Issuer owned by the Reporting Person minus the 701,976 common shares that were deficiently tendered was 96,982,912 common shares of the Issuer.

i

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by Teranga Gold Corporation, a corporation incorporated under the laws of Canada (the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended on June 3, 2013, July 24, 2013 and August 8, 2013, the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common shares (the “Common Shares”) of Oromin Explorations Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).  This Amendment supplements or amends the Schedule 13D as set forth herein.

Capitalized terms used herein and not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On August 9, 2013, the Reporting Person took up an additional 2,792,989 Common Shares validly deposited under the Varied Offer, representing approximately 2.03% of the outstanding Common Shares (on a non-diluted basis).  The transaction took place pursuant to the Varied Offer and not through the facilities of any stock exchange or any other marketplace.  The 2,792,989 Common Shares acquired by the Reporting Person pursuant to the Varied Offer were acquired for consideration of 0.60 of a Teranga Share for each Common Share.

Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.

(c) – (e)  Not applicable.

Additional Information

This Amendment does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of the Reporting Person or the Issuer (including in any state where the Varied Offer is not permitted).

The Reporting Person has filed with the SEC a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F, each of which includes the offer and take-over bid circular, and other documents and information.  U.S. INVESTORS AND U.S. SECURITY HOLDERS OF THE ISSUER ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  U.S. Investors and U.S. security holders of the Issuer may obtain these documents free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by the Reporting Person can be obtained free of charge by directing such request to the Reporting Person’s Information Agent, or at the Reporting Person’s website at www.terangagold.com.

1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  August 12, 2013

TERANGA GOLD CORPORATION

By:	/s/ David Savarie
Name:	David Savarie
Title:	Vice President, General Counsel and Corporate Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSON

The business address of the respective directors and executive officers of the Reporting Person set forth below is 121 King Street West, Suite 2600, Toronto, Ontario, M5H 3T9, Canada.

To the knowledge of the Reporting Person, none of its directors or executive officers is subject to any criminal or civil proceedings of the type described in Item 2(d) or (e) of the Schedule 13D.  Each of the respective directors and executive officers of the Reporting Person is a citizen of Canada.

Name	Office Held at Reporting Person	Common Shares Beneficially Owned

Alan R. Hill	Executive Chairman	Nil

Edward Goldenberg	Director	Nil

Christopher R. Lattanzi	Director	Nil

Alan R. Thomas	Director	Nil

Frank Wheatley	Director	Nil

Richard S. Young	President and Chief Executive Officer	Nil

Navin Dyal	Vice President and Chief Financial Officer	Nil

Kathy Sipos	Vice President, Investor and Stakeholder Relations	Nil

David Savarie	Vice President, General Counsel and Corporate Secretary	Nil

Paul Chawrun	Vice President, Technical Services	Nil

Mark English	Vice President, Sabodala Operations	Nil

Macoumba Diop	General Manager and Government Relations Manager	Nil